FOR IMMEDIATE RELEASE                     Contact:  Pamela Sherry
                                        Telephone:  (910) 584-5171
                                                    Ext. 4855



         LABORATORY CORPORATION OF AMERICA-TM- REPORTS RESULTS
                      FOR FOURTH QUARTER AND YEAR


Burlington, NC, February 20, 1997 -- Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) (NYSE: LH) today announced results for the fourth quarter and year ended December 31, 1996.

Fourth Quarter Results
----------------------

Net sales for the three months ended December 31, 1996, were $391.2 million, versus $403.4 million in the fourth quarter of 1995. In the fourth quarter of 1996, the Company posted operating income of $21.7 million, net income of $1.2 million, and earnings per share of $0.01. This compares with operating income of $32.6 million, net income of $8.5 million, and earnings per share of $0.07 in the same period in 1995, before a charge of $15.0 million to increase the provision for doubtful accounts. After the charge in the fourth quarter of 1995, the Company posted operating income of $17.6 million and net income of $0.4 million.

Full Year Results
-----------------

For the year ended December 31, 1996, net sales were $1,607.7 million. Before special charges, operating income for the year was $99.2 million, net income was $13.4 million, and earnings per share was $0.11. After the special charges in 1996, the Company posted a twelve month operating loss of $118.8 million, net loss of $153.5 million, and a net loss per share of $1.25.

The special charges in 1996 were: second quarter charges of $23.0 million related to additional restructuring and nonrecurring charges related to the merger and $10.0 million to increase the allowance for doubtful accounts, and a third quarter charge of $185.0 million to increase reserves for anticipated government and private claims resulting from the government's investigations related to prior billing practices of certain predecessor companies. In the fourth quarter, LabCorp reached an agreement with the government to pay $187.0 million, which the Company paid at year end from proceeds of a loan of $187.0 million from an affiliate of Roche Holding Ltd.

Net sales for the year ended December 31, 1995, were $1,432.0 million. Before the special charges and extraordinary item, operating income for 1995 was $157.2 million, net earnings was $50.9 million, and net earnings per share was $0.46. After the special charges and extraordinary item, operating income was $67.2 million, net loss was $12.3 million, and net loss per share was $0.11. In connection with the April 28, 1995, merger of National Health Laboratories Holdings Inc. (NHL) and Roche Biomedical Laboratories, Inc. (RBL), the Company took a second quarter 1995 pretax special charge of $75.0 million relating to restructuring and other provisions and had an extraordinary loss of $8.3 million, net of taxes, related to the early extinguishment of debt. In addition, in the fourth quarter of 1995, LabCorp took a charge of $15.0 million to increase the provision for doubtful accounts. The 1995 results reflect the April 1995 merger of NHL and RBL -- and, therefore, are not directly comparable to results for the year ended December 31, 1996.

Progress in 1996
----------------

"We are satisfied with the progress LabCorp made in the fourth quarter, which was largely due to our pricing strategies and cost reduction programs," said Thomas P. Mac Mahon, President and Chief Executive Officer. "While volume declined in the fourth quarter pricing remained stable, resulting in the second consecutive quarter of price stability. In addition, although fourth quarter sales were lower than the third quarter by approximately 3%, fourth quarter operating income improved over third quarter operating income, before special charges, by 10.7%. We anticipate further benefit from our initiatives to reduce costs and increase account profitability in 1997."

During 1996, LabCorp: substantially completed the significant consolidation effort undertaken after the merger, exceeding original savings estimates of $80-90 million by approximately $30 million; continued to progress in the development of a plan of recapitalization to address the future operational and growth needs of LabCorp; and established a growing array of partnerships with hospitals, physician groups, and other care provider organizations, adding six new alliance agreements in 1996 representing approximately $20 million of annual sales.

Focus for 1997
--------------

"With the demands of the merger consolidation behind us, we now look forward to building for our future and improving our performance,"
said  Mr.  Mac Mahon.   In 1997, the Company intends to  maintain its
strategy to increase profitability by continuing to, reduce costs, improve billing processes, and grow through new business partnerships. Additionally, LabCorp has begun a strategic planning process with the objectives of remaining a low-cost provider, making customer satisfaction a priority within the Company, taking full advantage of its advanced information technology and esoteric testing capabilities, and ensuring account profitability. Certain growth initiatives beyond routine clinical testing will be emphasized, including entering more hospital alliances, and optimizing LabCorp's higher-margin specialty and esoteric businesses.

"There remain additional opportunities for LabCorp to enhance its performance and strengthen its leadership position," concluded Mr. Mac Mahon. "Our goal is to implement a strategic plan which:

- provides us the flexibility to accommodate the growing demands of our customer base;
- equips us to compete vigorously in an industry fundamentally reshaped by managed care, decreasing reimbursement levels, and pressure to contain test utilization; and
- creates recognition of significant contribution diagnostic testing, and specifically LabCorp, make to the delivery of quality health care."

The  Company  noted that each of the above forward-looking  statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results are included in the Company's Form 10-K for the year ended December 31, 1995, and will be included in the Company's Form 10-K for the year ended December 31, 1996, which is anticipated to be filed with the SEC in late March 1997.

Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.



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

           LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                      Summarized Financial Information
                (Dollars in Millions, except per share data)

                                                      	  	Three Months Ended						            	   Year Ended
	                                                           	 December 31,						                 December 31,
													                                         -----------------------    --------------------------------------------------
	                                                      	(1)     		(1)			          (1)	       (1)          (1)           (1)
										                                                                     	                     Before Charges		After Charges
                                                  		            Before   After    Before      After    	and Extra-     and Extra-
	                                                   	  	        Charge	 				     Charges	    Charge	  ordinary Item	 ordinary Item
                                                       1996		    1995     1995		   1996	      1996	 	      1995          1995
                                                      ------------------------   --------------------------------------------------
Net sales		                                           $ 391.2  $ 403.4  $ 403.4 $ 1,607.7   $ 1,607.7   $ 1,432.0      $ 1,432.0
	                                                     ======= 	=======		=======	=========		 =========   ========= 		   =========

Operating income (loss)	                            	 $  21.7  $  32.6  $  17.6 $    99.2 		$  (118.8)	 $   157.2 		   $    67.2
		                                                    =======		=======	 =======	=========		 =========   	========	     =========

Earnings (loss) before income taxes		                 $   2.1  $  15.7  $   0.7 $    29.7 		$  (188.3)  $    93.1 		   $     3.1

Provision for income taxes		                             (0.9)		  (7.2) 	  (0.3)    (16.3)       34.8 	     (42.2) 		       (7.1)
                                                      -------		 ------	 ------- ---------   ---------   ---------      ----------
Earnings (loss) before extraordinary item		           $   1.2 	$   8.5  $   0.4	$    13.4 		$  (153.5)  $    50.9		    $    (4.0)

Extraordinary Item - Loss on early extinguishment
	 of debt, net of income tax benefit of $5.2            	 -    	  	-      		-  	  	   -    		     -   		      -   		       (8.3)
                                                  	  	------- 	------- 	------- ---------   ---------	  ---------      ---------
Net earnings (loss)		                                 $   1.2  $   8.5  $   0.4 $    13.4 		$  (153.5)	 $    50.9 	    $   (12.3)
	                                                  	  =======		=======	 =======	=========   =========	  =========      =========
Earnings (loss) per common share (2):

	Earnings (loss) per common share before
	    extraordinary item	                              $  0.01  $ 0.07   $    -  $    0.11 	 	$  (1.25)  $    0.46 	    $   (0.03)
	Extraordinary loss per common share	                     -     		-        		-  		    -    		     -   		      -   		       (0.08)
                                                      -------  -------  ------- ---------		 	--------   ---------      ---------
Net earnings (loss) per common share		                   0.01	 $ 0.07   $    - 	$    0.11 	 	$  (1.25)  $    0.46 	    $   (0.11)
   	                                                 	=======		======= 	=======	=========    ======== 	 =========      =========

(1) Charges in 1996 include $185.0 million for settlements and related expenses in the quarter ended September 30,1996 and, in the second quarter of 1996, a $23.0 million charge for restructuring and other non-recurring items and $10.0 million to increase the provision for doubtful accounts.  Charges in 1995 include a charge of $15.0 million in the fourth quarter of 1995 to increase the provision for doubtful accounts, $65.0 million in the second quarter of 1995 for restructuring related to the merger with Roche Biomedical Laboratories, Inc. on April 28, 1995 and a $10.0 million provision for settlements in the second
    quarter of 1995 related to various	matters including billing matters.

(2)	Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and twelve-
    month periods ended December 31, 1996 of 122,927,174 shares and 122,919,767 shares, respectively and the weighted average number
    of shares outstanding during the three- and twelve-months ended December 31, 1995	of 122,908,722 shares and 110,579,096 shares,
    respectively.
